UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Delivers 106 Commercial and 99 Executive Jets In 2012

São José dos Campos, Brazil, January 14, 2013 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 23 commercial and 53 business jets during the fourth quarter of 2012 (4Q12), thus closing out the year with 106 airplanes delivered to the airline market and 99 to executive aviation.

Deliveries by Segment	4Q12	2012
Commercial Aviation	23	106
EMBRAER 170 (E170)	1	1
EMBRAER 175 (E175)	3	20
EMBRAER 190 (E190)	10	62
EMBRAER 195 (E195)	9	23

Executive Aviation*	53	99
Light jets	37	77
Large jets	16	22

TOTAL	76	205

*	13 Phenom 100, 24 Phenom 300, 15 Legacy 650, and 1Lineage 1000.

On December 31, 2012, the firm order backlog totaled USD 12.5 billion. This backlog total included a 20 E-Jets order (5 E175 + 15 E190) to an as of yet undisclosed client, and other Embraer Defense & Security contracts, such as the Sisfron Phase I contract announced by Embraer on November 26, 2012.

Backlog – Commercial Aviation (December 31, 2012)

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	193	29	183	10
E175	198	266	163	35
E190	560	265	451	109
E195	142	20	111	31

TOTAL	1,093	580	908	185

Note: Deliveries and firm order backlog include orders for the defense segment placed by state-run airlines (Satena and TAME).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Attachment - Firm Order Backlog (December 31, 2012)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	183	10
Airnorth (Australia)	1	—	1
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)*	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	11	11	—
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

Undisclosed	4	—	4

*	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount, one to Satena and two to Gulf Air.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	198	163	35
Air Canada (Canada)	15	15	—
ECC Leasing (Ireland)*	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	—	2
CIT (EUA)	4	4	—
Flybe (UK)	35	9	26
GECAS (USA)	5	5	—
Jetscape (USA)	4	4	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	5	3	2

Undisclosed	5	—	5

*	Aircraft delivered by ECC Leasing: one to Air Caraibes.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	560	451	109
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	1	1
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	20	20	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	8	8	—
BOC Aviation (Singapore)	14	1	13
Conviasa (Venezuela)	6	3	3
China Southern (China)	20	17	3
CIT (USA)	6	—	6
Copa (Panama)	15	15	—
Finnair (Finland)	12	12	—
GECAS (USA)	29	24	5
Dniproavia (Ukraine)	5	2	3
Hainan (China)	50	50	—
Hebei (China)	7	4	3
JetBlue (USA)	88	57	31
ECC Leasing (Ireland)	1	1	—
Jetscape (USA)	7	7	—
Kenya Airways (Kenya)	10	5	5
KLM (Netherlands)	22	22	—
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	10	2	8
AZAL (Azerbaijan)	4	—	4

Undisclosed	16	—	16

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	142	111	31
Azul (Brazil)	57	36	21
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	9	3
Globalia (Spain)	12	12	—
Jetscape (USA)	2	1	1
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	30	4
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	3	1	2

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer